Exhibit 99.1

New Gold Reports First Quarter Operational Results and Withdraws Annual Guidance

TORONTO--(BUSINESS WIRE)--April 15, 2020--April 15, 2020 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports preliminary first quarter operational results from the Rainy River and New Afton mines. (All amounts are in US dollars unless otherwise indicated.) The Company is also announcing that due to the rapidly changing and unpredictable environment caused by the global COVID-19 pandemic, the Company is withdrawing its 2020 operational guidance until any impact is better understood.

During this unprecedented period, the health and safety of our workforce and Indigenous and other communities remains our number one concern. We will support all initiatives that align with that objective and will remain vigilant in providing a safe working environment for our workforce.

Consolidated First Quarter and Recent Highlights

  Total production for the first quarter was 103,435 gold equivalent (gold eq.) ounces (66,790 ounces of gold, 131,417 ounces of silver and 18.5 million pounds of copper).
  The Rainy River Mine produced 51,106 gold eq. ounces (50,381 ounces of gold and 61,265 ounces of silver) for the quarter, including 12 days of the temporary 14-day suspension of operations announced on March 20, 2020. Operations resumed on April 3, 2020 and will gradually be ramped up over the coming weeks. (refer to the Company's April 3, 2020 news release for further information)
  The New Afton Mine produced 52,329 gold eq. ounces (16,409 ounces of gold and 18.5 million pounds of copper) for the quarter.
  The Company’s available liquidity has increased to approximately $600 million following the completion of a strategic partnership with Ontario Teachers’ Pension Plan (“OTPP”) whereby OTPP has acquired a 46.0% free cash flow interest in the New Afton mine for proceeds of $300 million. (refer to the Company's February 25 and March 31, 2020 news releases for further information)
  Given the rapidly changing and unpredictable environment caused by the spread of the COVID-19 virus, the Company is withdrawing its guidance for 2020.
  National Instrument 43-101 (“NI 43-101”) Technical Reports for the Rainy River and New Afton mines were filed on SEDAR (www.sedar.com) on March 27, 2020.

Consolidated First Quarter Operational Results

Q1 2020
Gold eq. production (ounces)[1]	103,435
Gold production (ounces)	66,790
Copper production (Mlbs)	18.5
Average realized gold price, per ounce[2]	1,458
Average realized copper price, per pound[2]	2.56
  Total gold equivalent ounces include silver and copper produced (excluding production from the Cerro San Pedro Mine) converted to a gold equivalent based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the company will report gold equivalent ounces using a constant ratio of those prices. All copper is produced by the New Afton Mine.
  Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

“We are pleased to report New Gold's operational results for the quarter, which are very encouraging when considering the 2-week suspension at Rainy River in the latter part of March as well as the enhanced COVID-19 safety protocols put in place at both operations. At the end of the quarter, we closed a strategic $300 million transaction with the Ontario Teachers Pension Plan, which strengthens our balance sheet and provides additional financial flexibility and enhanced liquidity.” stated Renaud Adams, CEO. “Throughout this challenging time, New Gold will continue to prioritize the safety and well-being of our employees and local communities and we will continue to work with our Indigenous and community leaders to implement and coordinate actions to reduce the risk of the spread of COVID-19.”

Rainy River Mine Highlights

Rainy River Mine	Q1 2020
Gold eq. production (ounces)[1]	51,106
Gold eq. sold (ounces)	53,538
Gold production (ounces)	50,381
Gold sold (ounces)	52,782
Average realized gold price, per ounce[2]	1,455
  Gold equivalent ounces for Rainy River in Q1 2020 includes 61265 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.
  Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

Rainy River Operating KPI’s

Rainy River Mine	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	Q1 2020
Tonnes mined per day (ore and waste)	108,392	111,679	114,544	111,078	136,124	127,684
Ore tonnes mined per day	33,687	15,739	21,368	18,220	19,485	26,012
Operating waste tonnes per day	47,128	62,955	82,488	75,206	74,020	75,596
Capitalized waste tonnes per day	25,576	32,986	10,688	17,652	42,619	26,077
Total waste tonnes per day	74,705	95,941	93,176	92,858	116,639	101,673
Strip ratio (waste: ore)	2.22	6.10	4.36	5.10	5.99	3.91
Tonnes milled per calendar day	17,934	19,725	21,117	24,500	22,521	18,441
Gold grade milled (g/t)	1.25	1.19	1.15	1.14	0.85	1.03
Gold recovery (%)	86	90	93	91	91	90
Mill availability (%)	77	89	88	88	89	91
Gold production (oz)	227,284	61,557	66,013	75,080	51,122	50,381
Gold eq. production[1] (oz)	230,349	62,278	66,765	76,092	51,915	51,106
Gold equivalent ounces for Rainy River in Q1 2020 includes 61,265 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.
  The Rainy River mine completed a temporary two-week shutdown from March 20 to April 2 that allowed the local workforce to follow a 14-day period of self-isolation relating to travel outside of Canada. On April 3, operations resumed with operations gradually ramping up over the coming weeks. (refer to the Company's April 3, 2020 press release for further information)
  The mine is primarily utilizing its local workforce and will steadily ramp-up operations over the coming weeks as we continue to assess different scenarios to safely reintroduce the non-local workforce into the daily operations to enhance our drilling and maintenance capacity. The mine is currently averaging approximately 100,000 tonnes per day, which is approximately 70% of the productivity achieved in the first quarter prior to the shutdown.
  The mill facility is currently processing ore directly supplied by the open pit mine combined with ore from the medium grade stockpile and is operating at full capacity.
  For the first quarter, the mine reported gold eq. production of 51,106 ounces (50,381 ounces of gold and 61,265 ounces of silver), including 12-days of downtime related to the suspension of operations.
  During the quarter, approximately 2.4 million ore tonnes and 9.3 million waste tonnes (including 2.4 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 3.91:1. Prior to the suspension of operations, the open pit was mining an average of approximately 140,000 tonnes per day in the first quarter.
  Mill throughput for the quarter averaged 18,441 tonnes per day, including the 12-days of downtime related to the suspension of operations in the quarter, as well as completion of maintenance projects and adjustments related to the grinding circuit early in the quarter. Adjustments to the grinding circuit, including the commissioning of the pebble crusher, were required to process harder ore feed, which contributed to lower run rates in January. Mill productivity achieved first quarter target levels of 24,000 tonnes per day in February and early March (prior to the suspension).
  Mill availability for the quarter averaged 91%, excluding the 12-days of downtime, in-line with plan.
  Gold recovery averaged 90% for the quarter, slightly above planned levels.
  Exploration activities included exploration reconnaissance target definition and drill campaign planning, aimed to commence upon the receipt of the required permits.

New Afton Mine Operational Highlights

New Afton Mine	Q1 2020
Gold eq. production (ounces) [1]	52,329
Gold eq. sold (ounces)	50,398
Gold production (ounces)	16,409
Gold sold (ounces)	15,991
Copper production (Mlbs)	18.5
Copper sold (Mlbs)	17.7
Average realized gold price, per ounce[2]	1,464
Average realized copper price, per pound[2]	2.56
  Gold equivalent ounces for New Afton in Q1 2020 includes 18.5 pounds of copper and 70,152 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and $17.75 per silver ounce.
  Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

New Afton Operating KPI’s

New Afton Mine	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	Q1 2020
Tonnes mined per day (ore and waste)	16,156	15,824	16,357	15,773	14,539	16,727
Tonnes milled per calendar day	14,668	14,759	14,992	15,572	15,861	15,377
Gold grade milled (g/t)	0.53	0.50	0.53	0.43	0.42	0.45
Gold recovery (%)	85	83	83	80	79	81
Gold production (oz)	77,329	17,841	19,203	16,007	15,734	16,409
Copper grade milled (%)	0.87	0.80	0.86	0.76	0.70	0.73
Copper recovery (%)	83	83	83	84	81	82
Copper production (Mlbs)	85.1	19.5	21.6	20.1	18.3	18.5
Gold eq. production[1] (oz)	279,755	60,986	65,791	52,807	49,507	52,329
  Gold equivalent ounces for New Afton in Q1 2020 includes 18.5 pounds of copper and 70,152 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and $17.75 per silver ounce.

  The mine produced 52,329 gold eq. ounces for the quarter (16,409 ounces of gold, and 18.5 million pounds of copper), gold production is above plan, while copper production is below plan.
  During the quarter, total development towards the B3 and C-zone advanced by approximately 1,231 metres, in-line with plan. B3 and C-zone development may be reduced in the coming weeks due to the implementation of COVID-19 protocols, which will temporarily impact productivity levels.
  The underground mine averaged 16,727 tonnes per day for the quarter, in-line with plan.
  The mill averaged 15,377 tonnes per day for the quarter, at an average gold and copper grade of 0.45 g/t gold and 0.73% copper, respectively, with copper grade lower than plan, at gold and copper recoveries of 81% and 82%, respectively. During the quarter, lower than planned copper grades were mined in a portion of the Lift 1 east cave, primarily due to higher than expected dilution rates that were encountered.
  Exploration activities in the quarter included underground delineation drilling on the East Extension zone and refinement of exploration targets for the planned drilling campaign within the Cherry Creek Trend area.

2020 Guidance and Financial Liquidity

The Company continues to assess the potential impacts of the COVID-19 pandemic on its 2020 production and cost structure during this unprecedented period. While operations continue at both mines, the Company believes it is prudent to temporarily withdraw our 2020 guidance as the global COVID-19 crisis continues to develop, particularly given the significant risk related to the potential for government laws, regulations or other measures that might be required that could impact our ability to operate, business disruptions in our supply chain, disruptions in the markets for our products, commodity prices generally as well as global health and economic impacts.

The Company has a strong liquidity position of approximately $600 million, which management feels is more than adequate to fund our business during this period. Additionally, as approximately 90-95% of our costs are denominated in Canadian dollars, the Company benefits from favourable Canadian / U.S. foreign exchange rates.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company’s anticipated course of action at the Rainy River mine and the systematic ramp-up of operations; the Company’s ability to reduce the risk of the spread of COVID-19; the timing of the Company’s expected release of additional details of the ramp-up, an update on our mid-term operational plans and our first quarter operational update and the adequacy of the Company’s liquidity position.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine, Rainy River Mine and Blackwater project being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no new cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine and the assumption that no additional members of the workforce are expected to be required to self-isolate due to cross-border travel to the United States or any other country; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the Rainy River mine and the systematic ramp-up of operations; (12) the Company being able to release of additional details of the ramp-up, an update on our mid-term operational plans and our first quarter operational update on the timing described herein; and (13) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; there being cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine, or both; the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, being required to self-isolate due to cross-border travel to the United States or any other country; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; the Company not being able to release additional details of the ramp-up, an update on our mid-term operational plans and our first quarter operational update on the timing described herein or at all; difficulties in demobilization or restart of operations due to various factors, including lack of availability of manpower or equipment. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Non-GAAP Financial Performance Measures

Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with newgold.com 12 IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Technical Information

The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Vice President, Technical Services of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of NI 43-101.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com